ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-158385
Dated November 9, 2011

Optimization

HSBC USA Inc. Trigger Phoenix Autocallable Optimization Securities

$ Securities linked to the Common Stock of Potash Corporation of Saskatchewan Inc. due on or about November 16, 2012
$ Securities linked to the Common Stock of General Electric Company due on or about November 16, 2012
$ Securities linked to the Common Stock of Caterpillar Inc. due on or about November 16, 2012

Investment Description

These Trigger Phoenix Autocallable Optimization Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. linked to the common stock of a specific company described herein (the "Reference Share"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay a quarterly Contingent Coupon payment if the Closing Price of the Reference Share on the applicable Observation Date is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid for the quarter. HSBC will automatically call the Securities if the Closing Price of the Reference Share on any Observation Date is equal to or greater than the Initial Share Price. If the Securities are called, HSBC will pay you the Principal Amount of your Securities plus the Contingent Coupon for that quarter and no further amounts will be owed to you under the Securities. If the Securities are not called prior to maturity and the Final Share Price of the Reference Share is equal to or greater than the Trigger Price (which is the same price as the Coupon Barrier), HSBC will pay you a cash payment at maturity equal to the Principal Amount of your Securities plus the Contingent Coupon for the final quarter. If the Final Share Price of the Reference Share is less than the Trigger Price, HSBC will pay you less than the full Principal Amount, if anything, resulting in a loss on your initial investment that is proportionate to the negative performance of the Reference Share over the term of the Securities and you may lose up to 100% of your initial investment. **Investing in the Securities involves significant risks. HSBC may not pay any Contingent Coupons on the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- **Contingent Coupon**: HSBC will pay a quarterly Contingent Coupon payment if the Closing Price of the Reference Share on the applicable Observation Date is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid for the quarter.
- **Automatically Callable:** HSBC will automatically call the Securities and pay you the Principal Amount of your Securities plus the Contingent Coupon otherwise due for that quarter if the Closing Price of the Reference Share on any quarterly Observation Date is equal to or greater than the Initial Share Price. If the Securities are not called, investors will have the potential for a loss at maturity.
- **Contingent Repayment of Principal Amount at Maturity:** If by maturity the Securities have not been called and the price of the Reference Share does not close below the Trigger Price on the Final Valuation Date, HSBC will pay you the Principal Amount per Security at maturity. If the price of the Reference Share closes below the Trigger Price on the Final Valuation Date, HSBC will pay less than the Principal Amount, if anything, resulting in a loss of your initial investment that is proportionate to the decline in the Closing Price of the Reference Share from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	November 11, 2011
Settlement Date	November 16, 2011
Observation Dates[2]	Quarterly
Final Valuation Date[2]	November 12, 2012
Maturity Date[2]	November 16, 2012

[1] Expected
[2] See page 3 for additional details

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE RELEVANT REFERENCE SHARE, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 7 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offerings

These terms relate to three separate Securities we are offering. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. Each of the three Securities has a different Contingent Coupon Rate, Initial Share Price, Trigger Price and Coupon Barrier that will be determined on the Trade Date. The performance of a Security will not depend on the performance of the other Securities.

Reference Share	Contingent Coupon Rate	Initial Share Price	Trigger Price	Coupon Barrier	CUSIP	ISIN
Potash Corporation of Saskatchewan Inc.	12.00% to 15.50% per annum	$	65.00% of the Initial Share Price	65.00% of the Initial Share Price	40433C155	US40433C1559
General Electric Company	10.50% to 14.00% per annum	$	75.00% of the Initial Share Price	75.00% of the Initial Share Price	40433C130	US40433C1302
Caterpillar Inc.	12.80% to 15.80% per annum	$	65.00% of the Initial Share Price	65.00% of the Initial Share Price	40433C148	US40433C1484

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

UBS Financial Services Inc. **HSBC USA Inc.**

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for the distribution arrangement.

Reference Share	Price to Public	Underwriting Discount	Proceeds to Us
Potash Corporation of Saskatchewan Inc.	$10.00	$0.15	$9.85
General Electric Company	$10.00	$0.15	$9.85
Caterpillar Inc.	$10.00	$0.15	$9.85

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to three separate Security offerings, each linked to a Reference Share identified on the cover page. Each Reference Share described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and the Securities being offered hereby are "Notes" for purposes of the prospectus supplement. As a purchaser of a Security, you will acquire an investment instrument linked to a Reference Share. Although each offering of Securities relates to a Reference Share identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any of the Reference Shares, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this free writing prospectus and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated April 9, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to the "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.



Indicative Terms

Issuer	HSBC USA Inc. (A1/AA-/AA)[1] ("HSBC")
Principal Amount	$10 per Security (subject to a minimum investment of $1,000).
Term	12 months, unless earlier called.
Trade Date	November 11, 2011
Settlement Date	November 16, 2011
Final Valuation Date[2]	November 12, 2012, subject to adjustment in the event of a Market Disruption Event.
Maturity Date[2]	November 16, 2012, subject to adjustment in the event of a Market Disruption Event.
Reference Share	Common stock of Potash Corporation of Saskatchewan Inc. (Ticker: POT) Common stock of General Electric Company (Ticker: GE) Common stock of Caterpillar Inc. (Ticker: CAT)
Automatic Call Feature	The Securities will be automatically called if the Closing Price of the Reference Share on any Observation Date is equal to or greater than the Initial Share Price. If the Securities are called, HSBC will pay you on the applicable Coupon Payment Date (which will also be the "Call Settlement Date") a cash payment per Security equal to your Principal Amount plus the Contingent Coupon otherwise due on such date pursuant to the Contingent Coupon feature. No further amounts will be owed to you under the Securities.
Coupon Payment Dates	With respect to the first three Observation Dates, two business days following the applicable Observation Date. For the Final Valuation Date the Coupon Payment Date will be the Maturity Date.
Contingent Coupon Rate	For the Securities linked to POT, between 12.00% and 15.50% per annum. For the Securities linked to GE, between 10.50% and 14.00% per annum. For the Securities linked to CAT, between 12.80% and 15.80% per annum. The actual Contingent Coupon Rate for each offering of Securities will be determined on the Trade Date and will be payable in equal quarterly installments.
Contingent Coupon	**If the Closing Price of the Reference Share is equal to or greater than the Coupon Barrier on any Observation Date**, HSBC will pay you the Contingent Coupon applicable to such Observation Date. **If the Closing Price of the Reference Share is less than the Coupon Barrier on any Observation Date**, the Contingent Coupon applicable to such Observation Date will not be payable and HSBC will not make any payment to you on the relevant Coupon Payment Date. The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate. The table below sets forth each Observation Date, Coupon Payment Date and the hypothetical Contingent Coupons based on a hypothetical Contingent Coupon Rate of 12.00% per annum with respect to POT, 10.50% per annum with respect to GE and 12.80% per annum with respect to CAT. The actual Contingent Coupon Rate will be determined on the Trade Date. Amounts in the table below may have been rounded for ease of analysis.

Contingent Coupon

Expected Observation Dates[2]	Coupon Payment Dates	POT	GE	CAT
February 13, 2012	February 15, 2012	$0.3000	$0.2625	$0.3200
May 11, 2012	May 15, 2012	$0.3000	$0.2625	$0.3200
August 13, 2012	August 15, 2012	$0.3000	$0.2625	$0.3200
Final Valuation Date (November 12, 2012)	Maturity Date (November 16, 2012)	$0.3000	$0.2625	$0.3200

Contingent coupon payments on the Securities are not guaranteed. HSBC will not pay you the Contingent Coupon for any Observation Date on which the closing price of the Reference Share is less than the Coupon Barrier.

Investment Timeline

Trade Date

The Initial Share Price is observed and the Contingent Coupon Rate is set, the Trigger Price and Coupon Barrier are determined.

Quarterly

If the Closing Price of the Reference Share is equal to or greater than the Coupon Barrier on any Observation Date, HSBC will pay you a Contingent Coupon payment on the applicable Coupon Payment Date.

The Securities will automatically be called if the Closing Price of the Reference Share on any Observation Date is equal to or greater than the Initial Share Price.

If the Securities are called, HSBC will pay you a cash payment per Security equal to $10.00 plus the Contingent Coupon otherwise due on such date.

Maturity Date

The Final Share Price and Reference Share Return are determined on the Final Valuation Date.

If the Securities have not been called and the Final Share Price is equal to or greater than the Trigger Price (and the Coupon Barrier), HSBC will repay the Principal Amount equal to $10.00 per Security plus the Contingent Coupon otherwise due on the Maturity Date.

If the Securities have not been called and the Final Share Price is below the Trigger Price, HSBC will repay less than the Principal Amount, if anything, resulting in a loss of principal proportionate to the decline of the Reference Share, equal to a return of:

$10.00 × (1 + Reference Share Return) per Security

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[1] HSBC USA Inc. is rated A1 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the Securities is dependent upon factors in addition to our ability to pay our obligations under the Securities, such as the Closing Price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Securities.

[2] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same and the Observation Dates may be adjusted in a similar manner. Each Observation Date is subject to postponement in the event of a Market Disruption Event or non-trading day.

Payment at Maturity (per $10 Security)	**If the Securities are not called, you will receive a payment on the Maturity Date calculated as follows:** **If the Final Share Price is equal to or greater than the Trigger Price (and Coupon Barrier),** HSBC will pay you a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Securities plus the Contingent Coupon otherwise due on the Maturity Date.[3] **If the Final Share Price of the Reference Share is less than the Trigger Price**, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to: $10 × (1 + Reference Share Return). **In this case, you will have a loss of principal that is proportionate to the decline in the Final Share Price from the Initial Share Price and you will lose some or all of your initial investment.**
Reference Share Return	$$\frac{\text{Final Share Price - Initial Share Price}}{\text{Initial Share Price}}$$
Trigger Price	For the Securities linked to POT, 65.00% of its Initial Share Price. For the Securities linked to GE, 75.00% of its Initial Share Price. For the Securities linked to CAT, 65.00% of its Initial Share Price.
Coupon Barrier	For the Securities linked to POT, 65.00% of its Initial Share Price. For the Securities linked to GE, 75.00% of its Initial Share Price. For the Securities linked to CAT, 65.00% of its Initial Share Price.
Initial Share Price	The Closing Price of the relevant Reference Share on the Trade Date.
Final Share Price	The Closing Price of the relevant Reference Share on the Final Valuation Date.
Closing Price	The Closing Price on any scheduled trading day during the Observation Period will be the official price of the relevant Reference Share on the Relevant Exchange (as defined herein) as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange, as adjusted by the calculation as described under "Anti-dilution and Reorganization Adjustments" below.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Paying Agent	HSBC Bank USA, N.A. will act as Paying Agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[3] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may have the same downside market risk as an investment directly in the Reference Share.
- You believe the Closing Price will be equal to or greater than the Coupon Barrier on the specified Observation Dates (including the Final Valuation Date) and equal to or greater than the Trigger Price on the Final Valuation Date.
- You understand and accept that you will not participate in any appreciation in the price of the Reference Share and your potential return is limited to the Contingent Coupon payments.
- You are willing to invest in the Securities if the Contingent Coupon Rate is set equal to the bottom of the range indicated on the cover hereof (the actual Contingent Coupon Rate will be set on the Trade Date).
- You are willing to hold Securities that will be automatically called on the earliest Observation Date on which the Closing Price is equal to or greater than the Initial Share Price, or you are otherwise willing to hold the Securities to maturity, a term of 12 months, and do not seek an investment for which there is an active secondary market.
- You are willing to forgo dividends paid on the Reference Share.
- You are willing to assume the credit risk associated with HSBC, as issuer of the Securities, and understand that if HSBC defaults on its obligation you may not receive any amounts due to you including the repayment of principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You are not willing to make an investment in which you could lose some or all of your initial investment and you are not willing to make an investment that may have the same downside market risk as an investment directly in the Reference Share.
- You believe that the price of the Reference Share will decline during the term of the Securities and is likely to close below the Coupon Barrier on the specified Observation Dates and below the Trigger Price on the Final Valuation Date.
- You seek an investment that is designed to return your full Principal Amount at maturity.
- You seek an investment that participates in the full appreciation in the price of the Reference Share or that has unlimited return potential.
- You are not willing to invest in the Securities if the Contingent Coupon Rate is set equal to the bottom of the range indicated on the cover hereof (the actual Contingent Coupon Rate will be set on the Trade Date).
- You are unable or unwilling to hold securities that will be automatically called on the earliest Observation Date on which the Closing Price is equal to or greater than the Initial Share Price, or you are otherwise unable or unwilling to hold the Securities to maturity, a term of 12 months, and seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends paid on the Reference Share.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 7 of this free writing prospectus and "Risk Factors" on page S-3 of the prospectus supplement.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as income-bearing pre-paid derivative contracts with respect to the relevant Reference Share. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as short-term capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Security. Your tax basis in a Security generally will equal your cost of the Security. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, HSBC intends to treat any Contingent Coupon paid by HSBC, including on the Maturity Date or upon automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as income-bearing pre-paid derivative contracts.

HSBC will not attempt to ascertain whether the issuer of the relevant Reference Share would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the relevant Reference Share were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the issuer of the relevant Reference Share and consult your tax advisor regarding the possible consequences to you if the issuer of the relevant Reference Share is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as short-term debt obligations. In such a case, you may be required to accrue income in advance of the receipt of cash and treat any gain realized on the sale, exchange or call or upon maturity of the Securities as ordinary income. Any loss realized upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income as ordinary income, as described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments" in the prospectus supplement.

The Securities are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Securities to any such investor. If, however, the note is transferred to a non-U.S. Holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the Contingent Coupons is unclear, such non-U.S. Holder may be subject to 30% withholding tax applicable to any Contingent Coupon, subject to reduction or elimination by applicable treaty, unless income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity –** The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities. If the Securities are not called, HSBC will only pay you the Principal Amount of your Securities (plus the Contingent Coupon) in cash if the Final Share Price is greater than or equal to the Trigger Price and will only make such payment at maturity. If the Securities are not called and the Final Share Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Share Price from the Initial Share Price.

♦ **The Contingent Repayment of Principal Applies Only at Maturity —** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the stock price of the Reference Share is then above the Trigger Price.

♦ **You May Not Receive any Contingent Coupons —** HSBC will not necessarily make periodic coupon payments on the Securities. If the Closing Price of the Reference Share on an Observation Date is less than the Coupon Barrier, HSBC will not pay you the Contingent Coupon applicable to such Observation Date. If the Closing Price of the Reference Share is less than the Coupon Barrier on each of the Observation Dates, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Securities. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Securities.

♦ **Limited Return on the Securities –** The return potential of the Securities is limited to the Contingent Coupon Rate regardless of any appreciation of the Reference Share. In addition, your total return on the Securities will vary based on the number of Observation Dates for which the Contingent Coupons are payable and may be less than the Contingent Coupon Rate, or even zero. Further, the return potential of the Securities is limited by the automatic call feature in that you will not receive any further payments after the Securities are called. Your Securities could be called as early as the first quarterly Observation Date and your return could be minimal. If the Securities are not called, you will not participate in any appreciation in the Closing Price of the Reference Share even though you will be subject to the risk of a decline in the Closing Price of the Reference Share. As a result, the return on an investment in the Securities could be less than the return on a direct investment in the Reference Share.

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity –** You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where the Reference Share has appreciated since the Trade Date.

♦ **Reinvestment Risk –** If your Securities are called early, the term of the Securities will be reduced and you will not receive any payment on the Securities after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Securities at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you may incur transaction costs. Because the Securities may be called as early as three months after issuance, you should be prepared in the event the Securities are called early.

♦ **Credit of Issuer –** The Securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any Contingent Coupon payment or any repayment of principal at maturity or upon an automatic call, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **Higher Contingent Coupon Rates are Generally Associated With a Greater Risk of Loss** — Greater expected volatility with respect to the Reference Share reflects a higher expectation as of the Trade Date that the Closing Price of the Reference Share could be below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate for that Security. However, while the Contingent Coupon Rate is set on the Trade Date, the Reference Share's volatility can change significantly over the term of the Securities. The price of the Reference Share could fall sharply, which could result in a significant loss of principal.

♦ **Single Stock Risk** — The price of the Reference Share can rise or fall sharply due to factors specific to that Reference Share and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically by the applicable underlying stock issuer with the SEC.

♦ **No Assurance that the Return Strategy of the Securities will be Successful -** While the Securities are structured to provide Contingent Coupons as long as the Reference Share does not decline below the Coupon Barrier (as measured by the Closing Price on the Observation Dates), we cannot assure you of the economic environment during the term, or at maturity, of your Securities. As a result, you may not receive a Contingent Coupon on any Coupon Payment Date and you may lose some or all of your initial investment in the Securities.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

♦ **Impact of Fees and Hedging Costs on Secondary Market Prices** – Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, hedging costs or commissions and other compensation paid with respect to the Securities.

♦ **Owning the Securities is Not the Same as Owning the Reference Share** — The return on your Securities may not reflect the return you would realize if you actually owned the Reference Share. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Share would have. Furthermore, the

7

Reference Share may appreciate substantially during the term of your Securities and you will not participate in such appreciation.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates –** HSBC, UBS Financial Services Inc. or their respective affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Reference Share and therefore, the market value of the Securities.

♦ **Potential HSBC Impact on Price** – Trading or transactions by HSBC USA Inc. or any of its affiliates in the Reference Share, or in futures, options, exchange-traded funds or other derivative products on the Reference Share, may adversely affect the market value of the Reference Share and, therefore, the market value of the Securities.

♦ **Potential Conflict of Interest –** HSBC and its affiliates may engage in business with the issuer of the Reference Share, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the Payment at Maturity or on a Coupon Payment Date or Call Settlement Date, as applicable, based on observed prices of the Reference Share in the market. The Calculation Agent can postpone the determination of the Closing Price on an Observation Date and the corresponding Coupon Payment Date or Call Settlement Date, as applicable, if a Market Disruption Event exists on such Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Share Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Price Prior to Maturity** — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Reference Share; the volatility of the Reference Share; the dividend rate paid on the Reference Share; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **There is Limited Anti-dilution Protection** — The Calculation Agent will adjust the Closing Price, which will affect the Reference Share Return and, consequently, the Payment at Maturity, for certain events affecting the Reference Share, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Reference Share. If an event occurs that does not require the Calculation Agent to adjust the amount of the Reference Share, the market price of the Securities may be materially and adversely affected. See "Anti-dilution and Reorganization Adjustments" below for additional information.

♦ **Risks associated with non-U.S. companies** — An investment in Securities linked to the value of non-U.S. companies, such as Potash Corporation of Saskatchewan Inc., involves risks associated with the home country of such non-U.S. company. The prices of such non-U.S. company's common stock may be affected by political, economic, financial and social factors in the home country of such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Securities.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any payment owed to you on the Securities and you could lose your entire investment.

♦ **In Some Circumstances, the Payment You Receive on the Securities May be Based on the Common Stock of Another Company and Not the Reference Share** — Following certain corporate events relating to the respective issuer of the Reference Share where such issuer is not the surviving entity, the amount of cash you receive at maturity or upon an automatic call may be based on the common stock of a successor to the respective Reference Share issuer or any cash or any other assets distributed to holders of the Reference Share in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. See "Merger Event and Tender Offer" and "Anti-dilution and Reorganization Adjustments" below for additional information. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity or upon an automatic call you will receive an amount in cash equal to your Principal Amount unless the Final Share Price of the Reference Share is below the Trigger Price (as such Trigger Price may be adjusted by the Calculation Agent upon occurrence of one or more such events).

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as income-bearing pre-paid derivative contracts with respect to the relevant Reference Share. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

The Securities are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Securities to any such investor. If, however, the note is transferred to a non-U.S. Holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the Contingent Coupons is unclear, such non-U.S. Holder may be subject to 30% withholding tax applicable to any Contingent Coupon, subject to reduction or elimination by applicable treaty, unless income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Reference Share relative to its Initial Share Price. We cannot predict the Final Share Price or the Closing Price on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the relevant Reference Share. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Security on a hypothetical offering of the Securities, based on the following assumptions (the actual Initial Share Price, Contingent Coupon Rate, Contingent Coupon, Coupon Barrier and Trigger Price for the Securities will be determined on the Trade Date):

Investment term:	12 months (unless earlier called)
Hypothetical Initial Share Price:	$90.00
Hypothetical Contingent Coupon Rate:	12.00% per annum (or 3.000% per quarter)
Hypothetical Contingent Coupon:	$0.300 per quarter
Observation Dates:	Quarterly
Hypothetical Coupon Barrier:	$58.50 (65% of the Initial Share Price)
Hypothetical Trigger Price:	$58.50 (65% of the Initial Share Price)

Example 1 — Securities are Called on the First Observation Date

Date	Closing Price	Payment (per Security)
First Observation Date	$100.00 (at or above Initial Share Price)	$10.300 (Settlement Amount)
		Total Payment: $10.300 (3.000% return)

Since the Securities are called on the first Observation Date, HSBC will pay you on the Call Settlement Date a total of $10.300 per Security reflecting your Principal Amount plus the applicable Contingent Coupon for a 3.000% total return on the Securities. No further amount will be owed to you under the Securities.

Example 2 — Securities are Called on the Third Observation Date

Date	Closing Price	Payment (per Security)
First Observation Date	$80.00 (at or above Coupon Barrier; below Initial Share Price)	$ 0.300 (Contingent Coupon)
Second Observation Date	$85.00 (at or above Coupon Barrier; below Initial Share Price)	$ 0.300 (Contingent Coupon)
Third Observation Date	$95.00 (at or above Initial Share Price)	$10.300 (Payment at Maturity)
		Total Payment: $10.900 (9.000% return)

Since the Securities are called on the third Observation Date, HSBC will pay you on the Call Settlement Date a total of $10.300 per Security, reflecting your principal amount plus the applicable Contingent Coupon. When added to the Contingent Coupon payments of $0.600 received in respect of prior Observation Dates, HSBC will have paid you a total of $10.900 per Security for a 9.000% total return on the Securities. No further amount will be owed to you under the Securities.

Example 3 — Securities are NOT Called and the Final Share Price of the Reference Share is at or above the Trigger Price

Date	Closing Price	Payment (per Security)
First Observation Date	$70.00 (at or above Coupon Barrier; below Initial Share Price)	$ 0.300 (Contingent Coupon)
Second Observation Date	$50.00 (below Coupon Barrier)	$ 0.00
Third Observation Date	$45.00 (below Coupon Barrier)	$ 0.00
Final Valuation Date	$65.00 (at or above Trigger Price and Coupon Barrier; below Initial Share Price)	$10.300 (Payment at Maturity)
		Total Payment: $10.600 (6.000% return)

Since the Securities are not called and the Final Price of the Reference Share is above the Trigger Price and Coupon Barrier, at maturity, HSBC will pay you a total of $10.300 per Security, reflecting your principal amount plus the applicable Contingent Coupon. When added to the Contingent Coupon payment of $0.300 received in respect of a prior Observation Date, HSBC will have paid you a total of $10.600 per Security for a 6.000% total return on the Securities.

Example 4 — Securities are NOT Called and the Final Share Price of the Underlying Stock is below the Trigger Price

Date	Closing Price	Payment (per Security)
First Observation Date	$75.00 (at or above Coupon Barrier; below Initial Share Price)	$ 0.300 (Contingent Coupon)
Second Observation Date	$70.00 (at or above Coupon Barrier; below Initial Share Price)	$ 0.300 (Contingent Coupon)
Third Observation Date	$65.00 (at or above Coupon Barrier; below Initial Share Price)	$ 0.300 (Contingent Coupon)
Final Valuation Date	$36.00 (below Trigger Price and Coupon Barrier)	$10.00 × (1 + Reference Share Return) = $10.00 × (1 + -60%)= $10.00 - $6.00 = $ 4.00 (Payment at Maturity)
		Total Payment $4.900 (-51.000% return)

Since the Securities are not called and the Final Share Price of the Reference Share is below the Trigger Price, at maturity HSBC will pay you $4.00 per Security. When added to the Contingent Coupon payments of $0.900 received in respect of prior Observation Dates, HSBC will have paid you $4.900 per Security for a loss on the Securities of 51.000%.

Information about the Reference Shares

Included on the following pages is a brief description of the issuers of the Reference Shares. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low intraday prices for each Reference Share. The information given below is for the four calendar quarters in each of 2006, 2007, 2008, 2009 and 2010, and the first three calendar quarters of 2011. Partial data is provided for the fourth calendar quarter of 2011. HSBC obtained the intraday prices information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of each Reference Share as an indication of future performance.

Each Reference Share is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the Reference Shares with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the Reference Shares under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Potash Corporation of Saskatchewan Inc.

According to publicly available information, Potash Corporation of Saskatchewan Inc. ("POT") is an integrated fertilizer and related industrial and feed products company incorporated in Canada, that produces potash, phosphates and nitrogen. Information filed by POT with the SEC under the Exchange Act can be located by referenced to SEC file number, 1-10351, or its CIK Code, 0000855931. The common stock of POT is listed on the New York Stock Exchange under ticker symbol "POT". We are not responsible for POT's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for POT's common stock, based on daily intraday prices on the primary exchange for POT, as reported by Bloomberg. POT's Closing Price on November 4, 2011 was $48.05. The actual Initial Share Price will be the Closing Price of POT's common stock on the Trade Date. **Past performance of the Reference Share is not indicative of the future performance of the Reference Share.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$11.01	$8.74	$9.79
4/3/2006	6/30/2006	$11.82	$8.76	$9.55
7/3/2006	9/29/2006	$11.83	$9.11	$11.58
10/2/2006	12/29/2006	$16.35	$11.28	$15.94
1/3/2007	3/30/2007	$18.78	$14.68	$17.77
4/2/2007	6/29/2007	$26.95	$17.61	$25.99
7/2/2007	9/28/2007	$36.46	$23.83	$35.23
10/1/2007	12/31/2007	$50.60	$32.54	$47.99
1/2/2008	3/31/2008	$55.47	$35.17	$51.74
4/1/2008	6/30/2008	$80.54	$50.15	$76.19
7/1/2008	9/30/2008	$76.65	$42.17	$44.00
10/1/2008	12/31/2008	$44.48	$15.85	$24.41
1/2/2009	3/31/2009	$31.82	$21.22	$26.94
4/1/2009	6/30/2009	$40.45	$25.73	$31.02
7/1/2009	9/30/2009	$34.09	$26.97	$30.11
10/1/2009	12/31/2009	$41.31	$27.92	$36.17
1/3/2010	3/31/2010	$42.81	$32.76	$39.78
4/1/2010	6/30/2010	$39.99	$28.63	$28.75
7/1/2010	9/30/2010	$51.10	$27.96	$48.01
10/1/2010	12/31/2010	$51.67	$44.22	$51.61
1/3/2011	3/31/2011	$63.96	$50.25	$58.93
4/1/2011	6/30/2011	$61.80	$50.09	$56.99
7/1/2011	9/30/2011	$62.60	$43.07	$43.22
10/3/2011	11/4/2011*	$51.96	$39.55	$48.05

> * As of the date of this free writing prospectus available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through November 4, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of POT's common stock from November 4, 2006 through November 4, 2011, based on information from Bloomberg. **Past performance of the Reference Share is not indicative of the future performance of the Reference Share.**

Historical Performance of the common stock of Potash Corporation of Saskatchewan Inc.



Source: Bloomberg

General Electric Company

According to publicly available information, General Electric Company ("GE") is a technology, media, and financial services corporation, with products and services ranging from aircraft engines, power generation, water processing, and household appliances to medical imaging, business and consumer financing, media content and industrial products. Information filed by GE with the SEC under the Exchange Act can be located by reference to its SEC file number, 1-00035, or its CIK Code, 0000040545. The common stock of GE is listed on the New York Stock Exchange under ticker symbol "GE". We are not responsible for GE's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for GE's common stock, based on daily intraday prices on the primary exchange for GE, as reported by Bloomberg. GE's Closing Price on November 4, 2011 was $16.39. The actual Initial Share Price will be the Closing Price of GE's common stock on the Trade Date. **Past performance of the Reference Share is not indicative of the future performance of the Reference Share.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$35.55	$32.22	$34.78
4/3/2006	6/30/2006	$35.24	$32.78	$32.96
7/3/2006	9/29/2006	$35.65	$32.06	$35.30
10/2/2006	12/29/2006	$38.49	$34.62	$37.21
1/3/2007	3/30/2007	$38.28	$33.90	$35.36
4/2/2007	6/29/2007	$39.77	$34.55	$38.28
7/2/2007	9/28/2007	$42.07	$36.20	$41.40
10/1/2007	12/31/2007	$42.15	$36.07	$37.07
1/2/2008	3/31/2008	$37.74	$31.65	$37.01
4/1/2008	6/30/2008	$38.52	$26.16	$26.69
7/1/2008	9/30/2008	$30.39	$22.19	$25.50
10/1/2008	12/31/2008	$25.75	$12.58	$16.20
1/2/2009	3/31/2009	$17.22	$5.87	$10.11
4/1/2009	6/30/2009	$14.55	$9.80	$11.72
7/1/2009	9/30/2009	$17.52	$10.50	$16.42
10/1/2009	12/31/2009	$16.87	$14.15	$15.13
1/3/2010	3/31/2010	$18.93	$15.15	$18.20
4/1/2010	6/30/2010	$19.70	$14.28	$14.42
7/1/2010	9/30/2010	$16.70	$13.75	$16.25
10/1/2010	12/31/2010	$18.48	$15.64	$18.29
1/3/2011	3/31/2011	$21.65	$18.13	$20.05
4/1/2011	6/30/2011	$20.85	$17.97	$18.86
7/1/2011	9/30/2011	$19.52	$14.72	$15.24
10/3/2011	11/4/2011*	$17.50	$14.03	$16.39

* As of the date of this free writing prospectus available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through November 4, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of GE's common stock from November 4, 2006 through November 4, 2011, based on information from Bloomberg. **Past performance of the Reference Share is not indicative of the future performance of the Reference Share.**



Historical Performance of the common stock of General Electric Company

Source: Bloomberg

Caterpillar Inc.

According to publicly available information, Caterpillar Inc. ("CAT") is a manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company is also a services provider through Cat Financial, Caterpillar Remanufacturing Services, Caterpillar Logistics Services, Inc. and Progress Rail Services Corporation as well as a U.S. exporter. Information filed by CAT with the SEC under the Exchange Act can be located by reference to its SEC file number, 1-00768, ot its CIK Code, 0000018230. The common stock of CAT is listed on the New York Stock Exchange under ticker symbol "CAT". We are not responsible for CAT's public disclosure of information, whether contained in SEC filings or otherwise.

Historical Information

The following table sets forth the quarterly high and low intraday prices for CAT's common stock, based on daily intraday prices on the primary exchange for CAT, as reported by Bloomberg. CAT's Closing Price on November 4, 2011 was $95.74. The actual Initial Share Price will be the Closing Price of CAT's common stock on the Trade Date. **Past performance of the Reference Share is not indicative of the future performance of the Reference Share.**

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$77.20	$57.05	$71.81
4/3/2006	6/30/2006	$82.00	$64.41	$74.48
7/3/2006	9/29/2006	$75.43	$62.09	$65.80
10/2/2006	12/29/2006	$70.91	$58.85	$61.33
1/3/2007	3/30/2007	$68.43	$57.98	$67.03
4/2/2007	6/29/2007	$82.88	$65.87	$78.30
7/2/2007	9/28/2007	$87.00	$70.59	$78.43
10/1/2007	12/31/2007	$82.74	$67.00	$72.56
1/2/2008	3/31/2008	$78.62	$60.01	$78.29
4/1/2008	6/30/2008	$85.96	$72.56	$73.82
7/1/2008	9/30/2008	$75.87	$58.11	$59.60
10/1/2008	12/31/2008	$58.18	$32.00	$44.67
1/2/2009	3/31/2009	$47.05	$21.72	$27.96
4/1/2009	6/30/2009	$40.96	$27.50	$33.04
7/1/2009	9/30/2009	$54.70	$30.02	$51.33
10/1/2009	12/31/2009	$61.21	$47.50	$56.99
1/3/2010	3/31/2010	$64.42	$50.50	$62.85
4/1/2010	6/30/2010	$72.83	$55.51	$60.07
7/1/2010	9/30/2010	$80.00	$58.07	$78.68
10/1/2010	12/31/2010	$94.89	$76.52	$93.66
1/3/2011	3/31/2011	$111.97	$92.31	$111.35
4/1/2011	6/30/2011	$116.42	$94.21	$106.46
7/1/2011	9/30/2011	$112.64	$72.62	$73.84
10/3/2011	11/4/2011*	$97.95	$67.55	$95.74

* As of the date of this free writing prospectus available information for the fourth calendar quarter of 2011 includes data for the period from October 3, 2011 through November 4, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

The graph below illustrates the performance of CAT's common stock from November 4, 2006 through November 4, 2011, based on information from Bloomberg. **Past performance of the Reference Share is not indicative of the future performance of the Reference Share.**

Historical Performance of the common stock of Caterpillar Inc.



Source: Bloomberg

Market Disruption Event

If an Observation Date, including the Final Valuation Date is not a scheduled trading day, then such Observation Date or the Final Valuation Date, respectively, will be the next scheduled trading day. If a Market Disruption Event exists on an Observation Date or the Final Valuation Date, then such Observation Date or the Final Valuation Date, respectively, will be the next scheduled trading day for which there is no Market Disruption Event. If a Market Disruption Event exists with respect to an Observation Date or the Final Valuation Date on five consecutive scheduled trading days, then that fifth scheduled trading day will be an Observation Date or the Final Valuation Date (as applicable), and the Closing Price on such Observation Date or the Final Share Price (as applicable) will be determined by the Calculation Agent using its estimate of the exchange traded price for the Reference Share that would have prevailed but for that Market Disruption Event on that scheduled trading day. If an Observation Date other than the Final Valuation Date is postponed, then the corresponding Call Settlement Date or Coupon Payment Date will also be postponed by the same number of business days following the postponed Observation Date and no interest will be paid in respect of such postponement. If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by the same number of business days and no interest will be paid in respect of such postponed Final Valuation Date.

"Market Disruption Event" means any scheduled trading day on which any Relevant Exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the Calculation Agent determines is material:

> (i) any suspension of or limitation imposed on trading by any Relevant Exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the Relevant Exchanges or related exchanges or otherwise, (A) relating to the Reference Share or (B) in any futures or options contracts relating to the Reference Share, on any related exchange; or

> (ii) any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for the Reference Share or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Share on any relevant related exchange; or

> (iii) the closure on any scheduled trading day of any Relevant Exchange relating to the Reference Share or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the Relevant Exchange or related exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on the exchange and (b) the submission deadline for orders to be entered into the Relevant Exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Reference Share has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to Reference Share on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to the Reference Share are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the Reference Share.

 "Relevant Exchange" means any exchange or quotation system for the Reference Share, where such trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled closing time" means the scheduled weekday closing time of the Relevant Exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the Relevant Exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

The Calculation Agent will notify the Securities holders of the existence of a Market Disruption Event on any day that, but for the occurrence or existence of a Market Disruption Event, would have been the Final Valuation Date.

Anti-dilution and Reorganization Adjustments

Following the declaration by the issuer of the Reference Share of the terms of any Potential Adjustment Event (as defined below), the Calculation Agent will determine whether that Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Reference Share and, if so, will make such calculations and adjustments to the terms of the Securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "Potential Adjustment Event" means the occurrence of any of the following after the issue date of the Securities:

(a) a subdivision, consolidation or reclassification of the Reference Share (unless a merger event), or a free distribution or dividend of any shares of the Reference Share to existing holders by way of bonus, capitalization or similar issue;

(b) a distribution or dividend to existing holders of the Reference Shares of (A) Reference Shares, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the issuer of the Reference Share equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the Calculation Agent;

(c) an extraordinary dividend;

(d) a call by the issuer of the Reference Share in respect of shares of such issuer that are not fully paid;

(e) a repurchase by the issuer of Reference Shares of Reference Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(f) any other similar event that may have a diluting or concentrative effect on the theoretical value of the Reference Shares.

Merger Event and Tender Offer

A "merger event" shall mean, in respect of the Reference Share, any (i) reclassification or change of the Reference Shares that results in a transfer of or an irrevocable commitment to transfer all Reference Shares outstanding, (ii) consolidation, amalgamation or merger of the issuer of Reference Shares with or into another entity (other than a consolidation, amalgamation or merger of the issuer of Reference Shares with or into another entity and which does not result in any such reclassification or change of all Reference Shares) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding Reference Shares that results in a transfer of or an irrevocable commitment to transfer all Reference Shares (other than those Reference Shares owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the issuer of Reference Shares or its subsidiaries with or into another entity in which the issuer of Reference Shares is the continuing entity and which does not result in a reclassification or change of the Reference Shares outstanding but results in the outstanding Reference Shares (other than Reference Shares owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding Reference Shares immediately following that event, in each case if the approval date (as defined below) is on or before a Final Valuation Date.

A "tender offer" shall mean, in respect of the voting shares of an issuer of Reference Shares, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the issuer of Reference Shares as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant.

If a merger event or a tender offer occurs in respect of a Reference Share that is an American depositary share and the Reference Share is still publicly quoted, traded or listed on the New York Stock Exchange or the NASDAQ Global Market or their successors in interest, then the Calculation Agent shall adjust such terms and conditions of the Securities as the Calculation Agent determines appropriate to account for that event.

If a merger event or tender offer occurs in respect of the Reference Shares and the Reference Shares are exchanged for new shares (with no other distributions of property in respect of the Reference Shares), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange, the NASDAQ Global Market or their successors in interest, then the Reference Shares shall be adjusted to comprise the number of new shares to which a holder of one Reference Share immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The Calculation Agent shall also adjust such terms and conditions of the Securities as the Calculation Agent determines appropriate to account for that event and such new shares shall be deemed the Reference Share.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the Reference Shares, in whole or in part, then the Calculation Agent shall accelerate the Maturity Date to the day which is five business days after the approval date (as defined below). On the Maturity Date, HSBC shall pay to each holder of a Security the Payment at Maturity, provided that for purposes of that calculation, the Final Share Price of the Reference Share will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the Final Valuation Date will be deemed to be the approval date. In addition, the Calculation Agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Securities the economic equivalent of any remaining payment obligations with respect to the Securities hereunder. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of the issuer of Reference Shares, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect the Reference Share in a manner that adversely affects the value of, and trading in, the Securities. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the Securities.

Share Delisting, Nationalization and Insolvency

A share delisting shall be deemed to have occurred if at any time during the period from and including the issue date to and including the Final Valuation Date the Reference Shares cease to be listed on the Relevant Exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the NASDAQ Global Market or a successor in interest (a "successor exchange"). If the Reference Share is immediately re-listed on a successor exchange, then the Reference Share shall continue to be deemed to be the Reference Share.

A nationalization shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Valuation Date, all or substantially all of the assets of an issuer of Reference Shares are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the Final Valuation Date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving an issuer of Reference Shares (i) any Reference Shares are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of Reference Shares become legally prohibited from transferring those shares.

If a nationalization, insolvency or share delisting occurs, the Calculation Agent shall accelerate the Maturity Date to the day which is five business days after the announcement date (as defined below). On the accelerated Maturity Date, HSBC shall pay to each holder of Securities the Payment at Maturity and for the purposes of that calculation, the Final Share Price will be deemed to be the Closing Price on the scheduled trading day immediately prior to the announcement date. In addition, the Calculation Agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of Securities the economic equivalent of any remaining payment obligations with respect to the Securities hereunder. The "announcement date" means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the issuer of Reference Shares are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the Relevant Exchange that the Reference Share will cease to trade or be publicly quoted on that exchange or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to the issuer of Reference Shares.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the holders of Securities, absent manifest error.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus except that the accelerated Contingent Coupon will be calculated on the basis of a 360-day year consisting of twelve 30-day months at the per annum rate determined on the Trade Date. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Share Price. If a Market Disruption Event exists with respect to the Reference Share on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Share will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will then be the fourth business day following the postponed accelerated Final Valuation Date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

See "Supplemental Plan of Distribution" on page S-52 in the accompanying prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.